December 1, 2006

David R. Humphrey

Branch Chief-Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0402

Re:

Hasbro, Inc.

Form 10-K for the year ended December 25, 2005

Filed February 22, 2006

File No. 001-06682

Hasbro, Inc.

Form 10-Q for the quarterly period ended April 2, 2006

Filed May 5, 2006

File No. 001-06682

Dear Mr. Humphrey:

This letter responds to the comments contained in your letter dated November 6, 2006 related to Hasbro, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005 and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2006.  The numbered items below correspond to the numbered comments in your letter with the bold text representing the SEC staff’s original comment or request.

Form 10-K for the fiscal year ended December 25, 2005

Item 7 – Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates, page 33

1.

Your disclosures indicate that you have certain promotional sales programs that require significant estimates.  In this regard, it not clear from your disclosures whether any of these programs contain minimum purchase guarantees and, if so, how revenue is recognized under these programs.  Specifically, explain how predetermined price concessions are recognized on the related program.

Hasbro Response

As stated in the disclosure, the Company's promotional sales allowance programs are primarily fixed programs. Although the Company does have programs that contain minimum purchase guarantees, these rebate programs do not constitute a material part of the Company's promotional sales allowance programs. In the limited instances where this type of program is used, our policy is to record the rebate over the period that the related revenue is recognized.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

2.

Please provide us, supplementally, with a detailed analysis of your major promotional sales programs, rebate programs and return programs throughout the year as well as at year end, and how you account for these programs.

Hasbro Response

The Company's promotional sales programs are generally fixed in nature whereby the amounts of the allowances are based on an agreed upon fixed percentage of the invoiced sales price to the customer.  These amounts are recorded as a reduction of revenue at the time the sale is made based on this fixed percentage. The Company also has certain allowances that require the use of estimates.  At the time the sale is made, an estimate of the allowance is recorded based on historical experience and current market data.  These estimates are reviewed on a periodic basis and adjustments to actual experience, if necessary, are recorded at that time as an increase or decrease to net revenues.  We view these programs as an essential component of revenue and we measure and report our results related to revenues net of these programs.  The Company's main programs consist of the following:

1.

Co-operative Advertising and Promotional Rebates – These rebates consist of a fixed percentage of sales to support the customer's advertising initiatives. These allowances are given as a percentage of sales and not as reimbursement for specific advertising expense. In accordance with EITF No. 01-9 paragraph 9, these amounts are recorded as a reduction of sales rather than advertising expense. These amounts are recorded at the time of sale based on the rate agreed upon with the customer.

2.

Markdowns – These allowances are given to customers, in lieu of returns, to support price reductions at retail for slow-moving products. An estimate of these allowances is accrued at the time of sale and recorded as a reduction of sales. This estimate is based upon the historical experience of the Company. The Company believes that, in accordance with EITF No. 01-9 paragraph 23, its estimate is reasonable and reliable as there is (1) a relatively short period in which the markdown may be claimed; (2) significant historical experience with similar programs and products; and (3) a large volume of relatively homogeneous transactions. The Company monitors its markdowns on a periodic basis and, if necessary, adjusts its estimates throughout the year to reflect changes in estimates or actual experience as an increase or decrease to net revenues.

3.

Retail Marketing Rebates – These rebates are given to customers to support in-store promotion of the Company's products. An estimate of the costs related to these promotions, based on historical experience and current expectations, is recorded at the time of the sale as a reduction in sales.  The Company monitors these costs throughout the year and, if necessary, adjusts its estimates to actual experience as an increase or decrease to net revenues.

4.

Defective Allowance – These allowances are extended to customers in compensation for defective products. For most customers, in lieu of returns, these allowances are a fixed percentage of sales as agreed upon with the customer. For those customers, these allowances are recorded at the time the sale is recorded based upon the fixed percentage.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

We also have instances in which this allowance is based on actual defective product that is identified upon field audit.  The allowances with respect to these instances are estimated based on historical experience and current expectations and recorded at the time the related sale is recorded. Based on the results of our field audits, adjustments to actual experience are recorded as an increase or decrease to net revenues.

5.

Returns – In general, on a global basis, it is the Company's policy to not accept returns. In certain limited international countries, it is normal industry practice to accept returns and the Company follows this practice.  In the United States, the Company will only rarely accept returns and only in extraordinary circumstances.  Based on historical experience and market conditions in each geographic market, returns are estimated and accrued at the time of sale. The Company believes that this estimate is reasonable and reliable based on the fact that, pursuant to SFAS 48, there is (1) a relatively short period in which the returns can be made; (2) significant historical experience with similar programs and products; and (3) a large volume of relatively homogeneous transactions. The Company records the provision for returns as a reduction of sales at the time that the related sale is recorded.

3.

Please revise your MD&A to provide a detailed discussion of how you track and estimate returns and allowances.  Also, provide information with respect to how your estimates for discounts, rebates, and returns have generally compared with your actual results.

Hasbro Response

Based on the fact that most of the Company's sales allowances are fixed in nature, the Company’s actual experience has approximated its’ estimates and adjustments have not been material.

We will revise our critical accounting policies in MD&A in future filings to include disclosure substantially as follows:

"For its allowance programs that are not fixed, such as returns, the Company estimates these amounts using a combination of historical experience and current market conditions. These estimates are reviewed periodically against actual results and any adjustments are recorded at that time as an increase or decrease to net revenues. During 2006, there have been no material adjustments to the Company's estimates."

4.

Please consider revising your MD&A to include a more detailed discussion of seasonal trends and variations in sales.  See question 1 in Topic 13(B) of the Staff Accounting Bulletins.

Hasbro Response

The Company has historically provided a description of its seasonal trends and variations in sales in several sections of the 10-K, including page 10 (Item 1A – Risk Factors) and on page 36 of MD&A under the caption The Economy and Inflation.  However, we agree with the Staff’s comment on enhancing this discussion.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

Hasbro will revise the executive summary section of MD&A to include the following type of disclosure: "The Company's business is highly seasonal with a significant amount of the Company's revenues occurring in the second half of the year and within that half, the fourth quarter. In 2006, 2005 and 2004, XX%, 67% and 67%, respectively, of the Company's revenues were generated in the second half of the year and XX%, 35%, and 35%, respectively, of the Company's revenues were generated in the fourth quarter of the year.

Contractual Obligations and Commercial Commitments, page 35

5.

When presenting contractual obligations, please ensure that all obligations are shown in the table, including interest payments on your indebtedness.  See FR-72 for guidance.

Hasbro Response

We will ensure that all obligations, including interest payments on long-term debt, are included in the table in future filings.

Item 8-Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies, page 43

6.

The customer service information on your website indicates that there have been several product recalls in prior years.  As such, please expand your note to include a discussion of your accounting policy for costs associated with product recalls.  If such costs have not been material, consider the need for additional disclosure as a Risk Factor in Item 1A of your report.

Hasbro Response

The Company is periodically subject to product recalls.  Such recalls may be voluntary or imposed by a governmental body or agency. Costs related to past recalls, as listed on our company website, which generally are comprised of product returns, replacement costs, and advertising and communication costs, have not been material on an individual basis or in the aggregate in any of the fiscal years 2004 through 2006.  Accordingly we have not disclosed our accounting policy with respect to costs related to product recalls.

In future filings we plan to provide a further description within our risk factors of the risk that costs related to voluntary or involuntary product recalls could be material. We intend to modify one of our existing risk factors to include additional disclosure regarding product recalls.  The risk factor is as follows, and the proposed additional disclosure is underlined.

As a manufacturer of consumer products and a large multinational corporation, we are subject to various government regulations, violation of which could subject us to sanctions. In addition, we could be the subject of future product liability suits or product recalls, which could harm our business.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

As a manufacturer of consumer products, we are subject to significant government regulations under The Consumer Products Safety Act, The Federal Hazardous Substances Act, and The Flammable Fabrics Act. In addition, certain of our products are subject to regulation by the Food and Drug Administration. While we take all the steps we believe are necessary to comply with these acts, there can be no assurance that we will be in compliance in the future. Failure to comply could result in sanctions which could have a negative impact on our business, financial condition and results of operations. We also may be subject to involuntary product recalls or may voluntarily conduct a product recall.  While costs associated with product recalls have generally not been material to our business, the costs associated with future product recalls, individually and in the aggregate in any given fiscal year, could be significant.  In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future sales and results of operations.

 In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future. While we currently maintain product liability insurance coverage in amounts we believe sufficient for our business risks, we may not be able to maintain such coverage or such coverage may not be adequate to cover all potential claims. Moreover, even if we maintain sufficient insurance coverage, any successful claim could significantly harm our business, financial condition and results of operations.

As a large, multinational corporation, we are subject to a host of governmental regulations throughout the world, including antitrust, customs and tax requirements, anti-boycott regulations and the Foreign Corrupt Practices Act. Our failure to successfully comply with any such legal requirements could subject us to monetary liabilities and other sanctions that could harm our business and financial condition.

7.

It appears that you operate an online store.  As such, please tell us and disclose your accounting methodology for any significant software costs or web-site development costs pursuant to the relevant accounting literature, if applicable.  Refer to SFAS No. 86, EITF No. 00-2, and/or SOP No. 98-1.

Hasbro Response

Our policy with respect to significant software or web-site developments costs is to follow the applicable accounting standards as referenced above.  In instances in which costs are not determined to be recoverable, our policy is to expense such costs as incurred.  The costs related to the development of the website were not significant and were expensed as incurred, primarily during 2004 and 2005.

To the extent that we incur significant software or web-site development costs in the future, we confirm to the Staff that we would add disclosure of our accounting policies in the notes to our financial statements.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

8.

In addition to the aforementioned disclosures, if applicable, please expand your note to address how you account for revenues derived from online store sales.  Further, please tell us what consideration was given to reporting the results of your online store as an operating segment pursuant to SFAS 131.

Hasbro Response

The accounting policy we follow for revenues derived from our online store is the same as the revenue recognition accounting policy we disclose on page 45 of the 10-K.  That disclosure states that revenue from product sales is recognized upon the passing of the title to the customer, generally at the time of shipment.  We advise the staff that, specifically for online sales, revenue related to product sales is recognized upon shipment to the customer from our fulfillment warehouse. In addition we also advise that revenues from the on-line store have not been material.

We further advise the Staff that the on-line store was managed and included in the results of the U.S. Toys segment during 2005 and the North American Segment during 2006.  We do not regularly maintain discrete financial reports for the online store separate from the overall segment results.  Based on the operating and management structure, we concluded the online store did not meet the definition of an operating segment under SFAS 131.

Long-Lived Assets, page 44

9.

As noted on page 22, your business strategy includes licensing rights to products based on movie, television, music, and other family entertainment properties.  If material, please tell us and expand your note disclosure to address your accounting methodology for molds, dies, and other tools used in production of licensed products.  For guidance, refer to EITF 99-5.

Hasbro Response

The Company routinely produces toys and games based on properties licensed from third parties under a royalty or license agreement.  Under these agreements, the Company pays the licensor a fee for the use of the intellectual property, and products produced or procured by the Company based on licensed properties are marketed and sold to other third parties.

The Company generally owns its molds, dies and other tools, including those based on licensed products.  Costs of the development and acquisition of molds, dies and other tools related to the production of products, including those based on licensed rights, are capitalized by the Company and depreciated over the lesser of 3 years or their estimated useful life, whichever is less, using an accelerated depreciation method. This is disclosed on page 44 of the 10-K.  These periods never exceed the term of the license agreement under which we are authorized to sell the related licensed product. The carrying value of molds, dies and other tooling is disclosed in page 51 of the 10-K.  The Company will provide additional disclosure in future filings stating that it generally has ownership of molds, dies and other tooling related to its’ products.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

We further advise the Staff that the Company does not have any agreements that provide for contractual reimbursement of pre-production design and development costs nor does it have any assets recognized for molds, dies and other tools that are owned by a supplier under a long-term supply contract.

Note 7- Long Term Debt, page 56

10.

You state in the last paragraph of page 56 that the interest on your contingent convertible debentures due 2021 would be subject to an upward adjustment depending on the price of the company stock, starting December 2005.  Supplementally, tell us the correlation between the stock price and the adjustments in your interest rates as well as your accounting methodology.

Hasbro Response

Disclosures related to the contingent interest feature of our convertible debentures were included on page 32 within Management’s Discussion and Analysis and on page 56 in Footnote 7 to the financial statements.  As discussed on page 32, the senior convertible debentures bear interest at 2.75%, which could be subject to an upward adjustment in the rate, not to exceed 11%, should the price of the Company’s common stock trade at or below $9.72 per share for 20 of the 30 trading days preceding the fifth day prior to an interest payment date.  This contingent interest feature represents a derivative instrument that is recorded on the balance sheet at its fair value, with changes in fair value recognized in the statement of operations.

Since the issuance of the convertible debentures, the upward interest adjustment has never been triggered, as the Company’s stock price has been above $9.72.  The Company’s stock price as of year end 2005 was $20.36 and during 2006 has ranged from $17.49 to $23.42 through the 3rd quarter 2006.  To the extent that our stock price decreases and gets closer to $9.72, the contingent interest derivative instrument would increase in value, resulting in the recognition of increased expense and a liability.

Form 10-Q for the quarterly period ended April 2, 2006

11.

During the first quarter of 2006, you aggregated the toys and games segments into one reportable segment, North America.  In this regard, please tell us whether the toys and games segments remain separate operating segments under the definition of paragraphs 10 through 15 of SFAS 131.  If so, tell us in detail how you meet the aggregation criteria in paragraphs 17 through 24 of SFAS 131.  If you determined that your toys and games segments are operated as a single operating segment provide us with substantive support for your conclusion, including, but not limited to, copies of the monthly and/or quarterly reporting packages that are regularly provided to your CODM.  Further, please revise your filing to include a more detailed discussion explaining the details and reasons for the combination of your reportable segments.

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

Hasbro Response

Beginning in 2006, as a result of a strategic review of our organization, we restructured our business. This  included the combination of the then existing U.S. Toys and Games segments along with our Mexican and Canadian operations into a single North American segment.  Under this structure, all of our toy and game business in the United States, Canada and Mexico is now managed as one North American segment under common leadership. Based on our evaluation of this new structure we revised our operating segments under SFAS 131 and commenced reporting this new structure in the 1st quarter of 2006.

We confirm that we did not utilize the aggregation criteria in SFAS 131 in making this change.  In evaluating the new structure, we concluded that the merger of the U.S. Toys and Games businesses, along with the addition of our operations in Canada and Mexico, resulted in a new single operating unit under common leadership.  The primary reasons for the merger of the U.S. Toys and Games business was to create one organization to service the North American market.  Previously, we had two sales organizations in the U.S., one selling games and the other selling toys to the same customers.  As a result of the merger of these businesses, along with the additions of Canada and Mexico, we manage and operate as one business in North America.  We believe this restructuring allows us to better focus our efforts in development, marketing and selling of products in this North American market.  The segment manager for the North American Segment is Brian Goldner, Hasbro Chief Operating Officer.  Attached for supporting information is an 8-K filing dated January 17, 2006 that contains a press release announcing the promotion of Mr. Goldner to Chief Operating Officer as well as the announcement related to the combination of the U.S. Toys and Games segments into one business operation.

Mr. Goldner reports to Alfred Verrecchia, Hasbro’s President and Chief Executive Officer.  Mr. Verrecchia is Hasbro’s CODM as defined by SFAS 131.  Consistent with the reorganization of the business, in early 2006 the Company modified its internal financial reporting to meet the needs of the new organization. The internal financial reports that are provided to Mr. Verrecchia on a monthly basis for the purpose of his assessment of segment performance and allocation of resources reflect the segment structure and serve as the basis for our disclosure as provided in the 10-Q.

* * * * * * * * * *

David R. Humphrey, Branch Chief-Accountant

United States Securities and Exchange Commission

December 1, 2006

Further, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings mentioned above and in its other filings with the SEC;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions about our responses or would like to discuss the contents of this letter, please do not hesitate to contact me at (401) 727-5300 or Deborah Thomas Slater, Senior Vice President and Corporate Controller, at (401) 431-8089.

Sincerely,

/s/ David D.R. Hargreaves

David D.R. Hargreaves

Senior Vice President and Chief Financial Officer

Exhibit

8-K Filing Dated January 17, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):      January 17, 2006

                                                                                                          -------------------------

HASBRO, INC.

--------------------

(Exact name of registrant as specified in its charter)

RHODE ISLAND                    1-6682                    05-0155090

----------------------                ------------                  --------------

         (State of                          (Commission                 (IRS Employer

           Incorporation)                  File Number)             Identification No.)

1027 NEWPORT AVE., PAWTUCKET, RHODE ISLAND                   02862

-------------------------------------------------------------------------------             --------------

                     (Address of Principal Executive Offices)                               (Zip Code)

(401) 431-8697

-------------------------------

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act

    (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

    (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the

    Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the

     Exchange Act (17 CFR 240.13e-4(c))

Item 5.02  Departure of Directors or Principal Officers; Election of

 Directors; Appointment of Principal Officers.

     On January 17, 2006, Hasbro, Inc. (the “Company”) announced the promotion of Brian Goldner to Chief Operating Officer.  Mr. Goldner, age 42, had previously served as President of the Company’s U.S. Toy Segment since 2003.  Prior thereto, Mr. Goldner served as President, U.S. Toys from 2001 to 2003.

The Company also announced that it is combining its US Toys and Games segments into a single North American business, comprising operations in Canada, Mexico and the United States.  The Company’s entire North American operations will report to Mr. Goldner in his role as Chief Operating Officer.  Frank P. Bifulco, Jr., previously President of the Company’s Games Segment, will assume oversight of sales and distribution for the Company’s North American business as the Company’s Chief Selling Officer.

Mr. Goldner is party to a change in control agreement with the Company, dated March 18, 2000, in the form that has been filed as Exhibit 10(bb) to the Company’s Annual Report on Form 10-K for the year ended December 26, 2004.  The change in control agreement comes into effect only upon a “Change of Control,” as defined therein, and continues for three years after such date (the “Employment Period”). If, during the Employment Period, Mr. Goldner’s employment with the Company is involuntarily terminated other than for “Cause,” Mr. Goldner is entitled to his (a) average annual salary for the five years preceding the Change of Control plus (b) the greater of (x) the target bonus during the year of termination and (y) the average annual bonus for the five years preceding the Change of Control, in each case multiplied by three.  In addition, the change in control agreement permits Mr. Goldner to terminate his employment for “Good Reason” at any time or for any reason during a 30-day period immediately following the first anniversary of the Change of Control and receive the above-described severance benefits. “Good Reason” includes diminution of Mr. Goldner’s responsibilities or compensation, relocation or purported termination otherwise than as expressly permitted by the Change of Control Agreements.

A copy of the January 17, 2006 press release announcing the promotion of Mr. Goldner to Chief Operating Officer and the combining of the Company’s US Toys and Games segments is furnished as Exhibit 99 to this Form 8-K.

Item 9.01  Financial Statements and Exhibits

(c)

Exhibits

99 Press Release, dated January 17, 2006, of Hasbro, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the

Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                        HASBRO, INC.

                                                                        -------------------

                                                                           (Registrant)

Date: January 18, 2006                                                  By:  /s/ David D.R. Hargreaves

                                                                                                   -----------------------------

                                                                                                    David D.R. Hargreaves

                                                                                                    Senior Vice President and

                                                                                                    Chief Financial Officer

Hasbro, Inc.

Current Report on Form 8-K

Dated January 18, 2006

Exhibit Index

Exhibit

No.

99

Press Release, Dated January 17, 2006, of Hasbro, Inc.

EXHIBIT 99

For Immediate Release	Contact: Karen A. Warren (Investor Relations)
January 17, 2006	401-727-5401
Wayne S. Charness (News Media)
401-727-5983

Hasbro, Inc. Announces the Promotion of Brian Goldner

To Chief Operating Officer

Company to Combine North American Toys and Games Segments

Pawtucket, RI - January 17, 2006 – Brian Goldner, 42, a toy industry veteran who has held a number of senior posts within the company, has been named Chief Operating Officer, it was announced today by Alfred J. Verrecchia, Hasbro’s (NYSE:HAS) President and Chief Executive Officer.  The Company also announced that it will combine its US Toys and Games segments and come to market as a single organization in North America.

In this new role, Goldner will have day-to-day responsibility for all of Hasbro’s North American toy and game operations.  In addition, he will have responsibility for worldwide product development and the global supply chain.  The International segment will continue to report to Mr. Verrecchia.

“I am very pleased that Brian will be assuming the role of Chief Operating Officer,” Verrecchia said.  “He has been at the forefront of Hasbro’s drive to bring innovation and growth to the toy industry and his tremendous experience and entrepreneurial spirit will serve him well in his new role.”

“This new organization allows us to bring the best and brightest of both toys and games together for the first time,” Goldner said. “It will allow us to re-invest in our business and gives us opportunities to grow and better serve our customers by bringing more innovative products to market. I am very pleased that Frank Bifulco, previously President of the Games segment will serve as our Chief Sales Officer responsible for sales and trade marketing throughout North America.” Goldner added.

Goldner, who most recently served as the Company’s President, U.S. Toy Segment, joined Hasbro in 2000 from Bandai America Inc. where he was Chief Operating Officer.  He is a graduate of Dartmouth College and serves on the Board of Directors of Bradley Hospital in Rhode Island.

Hasbro (NYSE:HAS) is a worldwide leader in children's and family leisure time entertainment products and services, including the design, manufacture and marketing of games and toys ranging from traditional to high-tech.  Both internationally and in the U.S., its PLAYSKOOL, TONKA, MILTON BRADLEY, PARKER BROTHERS, TIGER, and WIZARDS OF THE COAST brands and products provide the highest quality and most recognizable play experiences in the world.  ©2006 Hasbro, Inc.  All Rights Reserved.

Certain statements contained in this release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements concerning opportunities for the Company to grow and improve its performance through consolidation and may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "look forward," "may," "planned," "potential,"

"should," "will" and "would." Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the Company's ability to manufacture, source and ship new and continuing products on a timely basis and the acceptance of those products by customers and consumers at prices that will be sufficient to profitably recover development, manufacturing, marketing, royalty and other costs of products; economic and public health conditions in the various markets in which the Company and its customers and suppliers operate throughout the world, including factors which impact the retail market or consumer demand, the Company's ability to manufacture and deliver products, higher fuel and other commodity prices, higher transportation costs and potential transportation delays, currency fluctuations and government regulation; the concentration of the Company's customers; the inventory policies of retailers; work stoppages, slowdowns or strikes, which may impact the Company's ability to manufacture or deliver product; the bankruptcy or other lack of success of one of the Company's significant retailers which could negatively impact the Company's revenues or bad debt exposure; the impact of competition on revenues, margins and other aspects of the Company's business, including the ability to secure, maintain and renew popular licenses and the ability to attract and retain talented employees in a competitive environment; market conditions, third party actions or approvals and the impact of competition that could delay or increase the cost of implementation of the Company's consolidation programs or alter the Company's actions and reduce actual results; the risk that anticipated efficiencies and other benefits of consolidating portions of the Company’s business may not occur or be delayed or reduced in their realization; and other risks and uncertainties as may be detailed from time to time in the Company's public announcements and SEC filings. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

#  #  #